

2003 CHAMPION INDUSTRIES, INC. ANNUAL REPORT

P.E. 10-31-03

AR/S

04008105

Impact.

FEB 12 2004

PROCESSED

FEB 17 2004

THOMSON FINANCIAL


MARKET

Table of Contents

Corporate Profile

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. With annual revenues of over $122 million, the Company operates in regional markets of the United States of America, east of the Mississippi River.

OA

Financial Highlights
(In thousands except share and per share data)

	For the Years Ended October 31,				
Operating Results Data	**2003**	**2002**	**2001 (1)**	**2000**	**1999**
Total revenues	**$ 122,183**	$ 122,884	$ 125,144	$ 126,329	$ 124,359
Gross profit	**34,378**	34,633	34,667	37,026	37,574
Income (loss) from operations	**3,156**	4,073	(2,246)	4,405	6,187
Net income (loss)	**1,768**	2,208	(2,182)	2,109	3,193
Earnings (loss) per share					
Basic	**$ 0.18**	$ 0.23	$ (0.22)	$ 0.22	$ 0.33
Diluted	**0.18**	0.23	(0.22)	0.22	0.33
Weighted average shares outstanding					
Basic	**9,714,000**	9,714,000	9,714,000	9,714,000	9,714,000
Diluted	**9,761,000**	9,726,000	9,714,000	9,714,000	9,714,000
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Book value per share at year end	**4.39**	4.41	4.39	4.81	4.79

(1) The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter 2001. As a result of this plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share on a basic and diluted basis.

(2) Includes non-current borrowings under the Company's revolving credit facility.

	At October 31,				
Financial Position Data	**2003**	**2002**	**2001**	**2000**	**1999**
Cash and cash equivalents	**$ 2,172**	$ 4,507	$ 5,765	$ 3,174	$ 2,464
Working capital	**26,977**	26,072	26,041	29,070	30,333
Total assets	**58,469**	59,508	63,950	71,559	73,642
Long-term debt (2) (*net of current portion*)	**3,966**	1,805	4,549	8,070	9,933
Shareholders' equity	**42,691**	42,866	42,601	46,726	46,560

Special Note Regarding Forward-Looking Statements

Certain statements contained in this report, including without limitation statements including the word "believes," "anticipates," "intends," "expects," or words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans, and other factors referenced in this report. Given these uncertainties, prospective investors are *cautioned not to place undue reliance* on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.



$ 140,000
130,000
120,000
110,000
100,000
124,359
126,329
125,144
122,884
122,183
1999 2000 2001 2002 2003

REVENUES
(IN THOUSANDS)



$ 40,000
36,000
32,000
28,000
24,000
37,574
37,026
34,667
34,633
34,378
1999 2000 2001 2002 2003

GROSS PROFIT
(IN THOUSANDS)



$ 10,000
8,000
6,000
4,000
2,000
9,933
8,070
4,549
1,805
3,966
1999 2000 2001 2002 2003

LONG-TERM DEBT
(NET OF CURRENT PORTION - IN THOUSANDS)



$ 6.00
4.80
3.60
2.40
1.20
4.79
4.81
4.39
4.41
4.39
1999 2000 2001 2002 2003

BOOK VALUE PER SHARE



$ 5,000
4,000
3,000
2,000
1,000
1999 2000 2001 2002 2003

■DEPRECIATION vs. □CAPITAL EXPENDITURES
(IN THOUSANDS)



Letter from the Chairman & President

In 2003, Champion made its largest property and equipment investments in the Company's history. We believe this is a clear indication of our confidence in the future of Champion and the long awaited anticipated recovery in the printing sector. This was done while continuing to service our debt and pay dividends to our shareholder base. In total, we invested $5.3 million in cash and non-cash investing activities and utilized $3.2 million in cash from financing activities including debt and dividend payments. We made significant investments in real property through the purchase of a facility in Baton Rouge, Louisiana. This facility will be our new hub for our greater Baton Rouge facilities and will lead to the consolidation of three facilities into one location. In addition, we continued to invest funds to expand our Asheville location and made major press purchases in Parkersburg and Huntington, West Virginia.

We have not seen a full recovery in the printing industry as evidenced by a 7% nationwide downturn last year and an additional 2% reduction nationwide through the first three calendar quarters of 2003. At Champion our printing sales were up $1.3 million year to year and were assisted in part by organic growth and sales generated through an acquisition. Our fourth quarter print sales were encouraging and represented the highest quarterly print sales in the history of the Company.

We have continued to prepare for future growth by streamlining operations and aggressively reducing costs. A key initiative in this regard was accomplished in 2003 with the consolidation of U.S. Tag into our existing Huntington, WV facility. This enabled us to increase our absorption coverage and utilize available space in an existing footprint. In addition to this initiative and the Southern Divisions consolidation, we are examining our entire personnel utilization and expect to see additional benefits through cost reductions or increased productivity.

During 2003, we continued our acquisition history with some key "tuck-in" acquisitions. There were two key acquisition related actions during the period. The first related to the acquisition of certain assets of Contract Business Interiors in Wheeling, West Virginia. This entity had fallen on hard times and had entered into Federal Bankruptcy protection. By rationalizing the cost structure and integrating this opportunity into our Capitol Business Interiors division, we feel this opportunity was a key strategic maneuver in 2003. Our second opportunity of the year came with the purchase of certain assets of Pittsburgh based Integrated Marketing Solutions direct sales division. This acquisition was folded into our Consolidated Graphic Communications infrastructure and will bring additional critical mass to certain of our printing operations.

We have found ourselves in an environment where regulatory requirements associated with the Sarbanes-Oxley Act will certainly, impact our business from a cost perspective due to increased regulatory hurdles. The impact of these regulatory changes is currently under review by our board and management. In recent years, we certainly feel we have had to carry more than our fair share of external costs, primarily legal related outside of our core business. However, even with these distractions our management team has continued to push forward to expand on our foundation for the future.

As we reviewed our balance sheet in preparing this annual letter, certain key points are worth noting. Our shareholders equity is $42.7 million. This number exceeds our total liabilities by almost $27.0 million. Working capital is $27.0 million and our current ratio is 4.2 to 1.0. Our total interest bearing debt to equity is at 11.5%, clearly one of the lowest ratios in the industry. As we all know, the balance sheet is key to any growth strategy and from a balance sheet perspective, Champion is at the head of the class.

This year's annual report is intended to show that we are truly unique in our service aspect from the largest of customers to the smallest "mom and pop." We want and are prepared to service your business. We have made the investments and have the capabilities and knowledge to provide unparalleled service in our core businesses to any enterprise. Our longstanding invitation is in place for any shareholder or customer to visit any one of our operations and meet with our management team, our sales team or any of the professionals at Champion who make a difference in the customer experience.

Fiscal 2004 is underway and we are running our business and working diligently to enhance our structure for the coming years. We wake up every morning and do the little things to prepare Champion for a prosperous future. We have never managed this business with short-term goals in mind; our planning is intended to benefit future generations, not future quarters. The economy as a whole appears to be heading in a positive direction and if the printing economic picture improves as well, we feel we are as well positioned as any Company in this arena to capitalize on such a recovery. We appreciate your support and look forward to the 2004 annual report to shareholders.

Marshall T. Reynolds, Chairman and CEO

Kirby J. Taylor, President and COO



Impact. Your Profitability.

Finance & Accounting // 55th Floor

Your Community Bank

At Champion Industries we view all our customers as business partners. We feel that when we join forces with a customer to complete a project in our printing divisions we have been given the trust and confidence of our customer to produce outstanding results for them.

We impact an organization's profitability by carefully monitoring our processes, technologies and business practices to keep our operating costs at a minimum so that we can pass on those savings to our customers. Through continual process improvement and on-going training initiatives, we are able to operate efficiently and turn those positives into cost-saving incentives for our customers.

Our quality also affects a company's profitability in a positive manner. When a printing project is completed our customers can take advantage of our quality by utilizing those printed pieces to make an impact on the company's bottom line through advertising, sales, marketing, operations and many more areas.

Champion Industries office products and furniture divisions make a direct impact on the profitability of a company by not only providing everything an office needs to operate, but doing so at competitive prices that allow companies to see an immediate benefit to their office products and furniture budgets.






California*(USD)
Japan*(JPY)
US Sm Cos*(USD)
•AktPension
Aktia Cap*

Impact. Your Business.

Engineering // 41st Floor
Your Local Professional Firms

Whether you're starting your business, growing your business or maintaining current levels, the companies you choose to foster relationships with can be your biggest asset. At Champion Industries, we partner with businesses–both big and small–to make not only an impact, but a *positive* impact on their profitability, their efficiency, their image and their future every day.

The focus of our business is making yours better. We utilize decades of experience, sound business practices and highly-trained professionals in all of our divisions to ensure that the products or services that we are providing your business are ones that you will utilize to improve all the aspects of your organization.

Through our printing divisions, we impact the way our customers grow their businesses, operate their organization and generate revenue. Whether it is a new business form, identity package or a process-color brochure, our printing divisions provide the tools that our customers need to create not only a positive impact on their clients and customers, but also on their own team.

Our office products and furniture divisions provide impact through efficient, timely and cost-saving products and services. Our office products and furniture professionals work closely with their customers to create positive outcomes in the way businesses work and the image they present.





Impact. Your Efficiency.

Customer Service // 66th Floor
Your Local Hospital



The eternal quest to cram more time in a day has been lost by many businesses. Today, people work both harder and smarter to be competitive in the world of business. At Champion Industries, we give our customers the competitive edge by providing them with products and services that allow them to positively impact their operations by *increasing their efficiency.*

Through our printing divisions, we impact the efficiency of our customers with timely and pro-active responses to our customers' needs and requests. We provide functional printed pieces that allow our customers to operate in a productive manner. Whether it is a form that gives management vital and timely information, an inventory tag that allows for accuracy or a full-color printed piece that gives their prospects and customers information they need to make a decision, Champion Industries gets the job done!

Our office products and furniture divisions impact efficiency by creating functional working environments. All of our customers have needs in the office products and furniture realms that we not only provide but provide quickly, affordably and professionally. Certified design professionals and sales team members partner with our customers to maximize their space for productivity. Much like our printing divisions, our office products and furniture sales teams are incredibly responsive to our customers' needs. Professionals today, in every size business, have needs that must be met immediately and we meet those needs through exemplary customer service. At Champion Industries we understand that an efficient business is one that is capable of creating extraordinary outcomes and we are committed to assisting our customers in *that arena.*


JON
JOR
JUR
KAR



10

Impact. Your Image.

Sales & Marketing // 75th Floor
Your State University

The ways in which you present your business to your customers, your potential customers and the community, are critical to how your business is perceived. At Champion Industries, we play a vital role in assisting our customers in making the best possible impression.

Our contract furniture and office products divisions work with clients to create professional work environments by offering sound interior planning that enhances the image desired by the customer while improving productivity and reducing costs. Certified design professionals and sales team members partner with each client to provide products and services meeting the unique needs of each project. The team is involved in every aspect of the work from initial contact to delivery and set up, assuring that projects meet time and budget demands.

All needs of an office environment can be fulfilled through our Champion divisions from furnishings, to flooring, to wall covering, to office supplies and accessories. We bring value to each project in partnership through our reputable sources of supply such as Haworth and Hon–two of the top four office furniture manufacturers in the world–Indiana Desk, Global Industries, Inc. and many others.

Our printing divisions impact the image of our customers many times a day. Our customers utilize printed forms, letterheads, brochures and other printed products to present themselves to their clients or customers and prospective clients or customers. Much like our furniture and office products sales professionals, our printing teams work closely with each customer on all the components of a printed project from design to fulfillment and everything in between. For decades, the printing professionals throughout the entire Champion Industries family of companies have taken immense pride in their ability to provide our customers with printed pieces that positively impact their image in many ways.






FUTURE

Impact. Your Future.

Executive Management / / 101st Floor

Your Hometown Business

The future of any company is impacted by the relationships that they develop with their partners, customers, communities and vendors. At Champion Industries we are much more than a printing or office products and furniture vendor to many of our customers. We are truly partners. The commitment and dedication that we have for each one of our customers is truly unmatched in our respective industries. The entire Champion Industries team is focused solely on one aspect of business, customer satisfaction.

At Champion Industries, we impact the future of our customers by creating viable and beneficial partnerships with them. These partnerships foster the trust and reliability that is needed on both ends of a business relationship to make it grow. By providing exemplary customer service, sales experience and superior products and services, Champion Industries sets the bar for the customer experience throughout the industry.

We continually strive to not only meet but exceed the wants and needs of our customers. By understanding the direction and goals of our customers, we assist them in many areas of their business. It does not matter whether a company is just getting started or is a leader in their field. To Champion, each customer is afforded the same attention to detail and commitment to excellence.

The future growth of Champion Industries is dependent on the success of our customers. It is with that in mind that we have a true passion for what we provide, how we perform and the impact that we make on our customers and our communities.




MARKET
FARMERS MARKET

	Digital Color Proof	Sales & Customer Service	Pre-Press	Sheet Printing	Process Color	Web Color Printing	Hi-Fi / Hexachrome	FM / Stochastic Printing	High Volume	Continuous & Snap-Out Forms	Cut Sheet Forms	Tags	Fulfillment / Forms Management	Variable Imaging	Mailing Services	Mailers	e-Commerce Solutions	Promotional Products
INTERFORM SOLUTIONS Bridgeville, PA	C	C	C		C				C	C	C		C	C	C	C		
CONSOLIDATED GRAPHIC COMMUNICATIONS Bridgeville, PA	C	C	C	C	C	C	C	C	C	C	C	C	C	C	C	C	C	C
US TAG Huntington, WV		C	C	C					C			C						
THE MERTEN COMPANY Cincinnati, OH	C	C	C	C	C		C	C	C				C					
CHAPMAN PRINTING COMPANY Parkersburg, WV	C	C	C	C	C		C	C	C									
CHAPMAN PRINTING COMPANY Lexington, KY	C	C	C										C					
CHAPMAN PRINTING COMPANY Huntington, WV	C	C	C	C	C				C	C	C		C					C
CHAPMAN PRINTING COMPANY Charleston, WV	C	C	C	C	C				C	C	C		C					C
BLUE RIDGE PRINTING Asheville, NC	C	C	C	C	C		C	C	C									
BLUE RIDGE PRINTNG Knoxville, TN	C	C	C	C	C		C	C	C									
CAROLINA CUT SHEETS Huntington, WV		C	C	C					C	C	C							
DONIHE GRAPHICS Kingsport, TN	C	C	C	C	C	C			C									
UPTON PRINTING New Orleans, LA	C	C	C	C	C		C	C	C				C					
CHAMPION JACKSON Jackson, MS		C	C										C		C			C
BOURQUE PRINTING Baton Rouge, LA	C	C	C	C	C		C	C	C		C	C	C	C	C	C		C
TRANSDATA SYSTEMS Baton Rouge, LA New Orleans, LA	C	C	C		C				C	C	C	C	C	C	C	C		C



Champion Industries, Inc. Printing Divisions

Blue Ridge Printing
Asheville, NC
Knoxville, TN

Bourque Printing, Inc.
Baton Rouge, LA

Carolina Cut Sheets
Huntington, WV

Champion Industries Jackson
Jackson, MS

Chapman Printing Company
Lexington, KY
Charleston, Huntington, and
Parkersburg, WV

Consolidated Graphic Communications
Bridgeville, PA

Donihe Graphics
Kingsport, TN

Interform Solutions
Bridgeville, PA

The Merten Company
Cincinnati, OH

Transdata Systems, Inc.
Baton Rouge and New Orleans, LA

Upton Printing
New Orleans, LA

US Tag
Huntington, WV

Champion Industries, Inc. Printing Divisions

Blue Ridge Printing
544 Haywood Road, Asheville, NC 28806
Phone: 828-254-1000 // Toll Free: 800-633-4298
Fax: 828-252-6455
Email: asheville@brprinting.com

Specializing in super-critical color catalogs, brochures, and annual reports for fashion, furniture, and financial clientele as well as ad agencies // Highest quality commercial printer with full digital pre-press // Utilizes proprietary UltraRaster™ color separation process // 4- and 6-color presses up to 20 in. x 26 in. // Full bindery // Die cutting

Blue Ridge Printing
1485 Amherst Road, Knoxville, TN 37909
Phone: 865-584-1195 // Toll Free: 800-566-6194
Fax: 865-588-6022
Email: knoxville@brprinting.com

Specializing in super-critical color catalogs, brochures, and annual reports for fashion, furniture, and financial clientele as well as ad agencies // Highest quality commercial printer with full digital pre-press // Utilizes proprietary UltraRaster™ color separation process // 6-color press up to 28 in. x 40 in. with in-line coating // Full bindery // Die cutting

Bourque Printing, Inc.
13112 South Choctaw Drive, Baton Rouge, LA 70815
Phone: 225-272-9254 // Toll Free: 800-552-4610
Fax: 225-273-2535
Email: bourque@champion-industries.com

Mid-sized commercial printer with full digital pre-press // Office product sales // 1- to 5-color presses up to 26 in. x 40 in. // Full bindery featuring automated saddle stitching and perfect binding // Fulfillment

Carolina Cut Sheets
P.O. Box 299, Huntington, WV 25707
Phone: 304-691-5041 // Toll Free: 800-745-5301
Fax: 888-747-5287
Email: ccs@champion-industries.com

Roll to cut sheet business forms manufacturer with digital pre-press // 1- to 5-color presses up to 14 in. x 17 in. // Capabilities include folding, drilling, and padding

Champion Industries Jackson
323 East Hamilton Street, Jackson, MS 39205
Phone: 601-355-4531 // Toll Free: 800-677-7677
Fax: 601-355-3406

Office products sales // Printing sales headquarters with digital pre-press

Chapman Printing Company
890 Russell Cave Road, Lexington, KY 40505
Phone: 859-252-2661 // Toll Free: 800-432-0959
Fax: 859-231-8341
Email: ann@champion-industries.com

Printing sales office with full digital pre-press // Office product sales

Chapman Printing Company
1565 Hansford Street, Charleston, WV 25311
Phone: 304-341-0676 // Toll Free: 800-824-6620
Fax: 304-341-0688
Email: cpcchas@champion-industries.com

Printing sales headquarters with full digital pre-press // Office product sales

Chapman Printing Company
2450-90 1st Avenue, Huntington, WV 25703
Phone: 304-528-2791 // Toll Free: 800-624-3431
Fax: 304-528-2746
Email: cpcprep@champion-industries.com

Mid-sized commercial printer with full digital pre-press // Office product sales // 1- and 2-color presses up to 28 in. x 40 in. // Full bindery with auto saddle stitch and perfect binding // Letterpress, envelope presses, and foil stamping // In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets, continuous and snapout forms // Off- and online MICR encoding // Automated presentation folder/gluer

Champion Industries, Inc. Printing Divisions

Chapman Printing Company
405 Ann Street, Parkersburg, WV 26101
Phone: 304-485-8596 // Toll Free: 800-458-8596
Fax: 304-485-4793
Email: cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digital pre-press and full color separations // Office product sales // 5- and 6-color presses up to 29 in. x 40 in. // Two-up D.I. Pro Digital Press // Full bindery

Consolidated Graphic Communications
1901 Mayview Road, Bridgeville, PA 15017
Phone: 412-221-2700 // Toll Free: 800-568-3676
Fax: 412-257-8628
Email: info@cgc1.com

Full line printing and print services distributor // Print management // Fulfillment // Promotional products // Pre-press services // B2B eCommerce solutions

Donihe Graphics
766 Brookside Drive, Kingsport, TN 37660
Phone: 423-246-2800 // Toll Free: 800-251-0337
Fax: 423-246-7025
Email: printing@donihegraphics.com

Medium- to long-run half-web color printer with full digital pre-press featuring full color separations // 5-color 2-sided Harris M110 press up to 17 ¾ in. x 26 ½ in. with UV coating // 6-color sheetfed press up to 28 in. x 40 in. with coater and full bindery

Interform Solutions
1901 Mayview Road, Bridgeville, PA 15017
Phone: 412-221-3300 // Toll Free: 800-945-7746
Fax: 412-221-6222
Email: info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade // Roll-fed presses up to 8-color // Full bindery // Mailer and blown-on labels // Direct mail printing and in-house mailing services // Bar coding for inventory control // Variable imaging and personalization // Foil embossing and registered holograms // Forms management program // Warehousing

The Merten Company
1515 Central Parkway, Cincinnati, OH 45214
Phone: 513-721-5167 // Toll Free: 800-255-8638
Fax: 513-241-2219
Email: sales@mertenco.com

Mid-sized commercial printer with full digital pre-press // 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating // Full bindery // Fulfillment services

Transdata Systems, Inc.
7868 Anselmo Lane, Baton Rouge, LA 70810
Phone: 225-766-4400 // Toll Free: 800-349-4400
Fax: 225-767-3359
Email: transdata@aol.com

Transdata Systems, Inc.
746 Carondelet Street, New Orleans, LA 70130
Phone: 504-525-8283
Fax: 504-569-0739
Email: transdata@aol.com

Specializing in business forms and specialty products

Upton Printing
746 Carondelet Street, New Orleans, LA 70130
Phone: 504-525-8283 // Toll Free: 800-807-9688
Fax: 504-569-0715
Email: uptonprt@bellsouth.net

Mid-sized commercial printer with full digital pre-press // 1- to 6-color presses up to 26 in. x 40 in. // Full bindery featuring automatic saddle stitching and perfect binding // Fulfillment services

US Tag
2450-90 1st Avenue, Huntington, WV 25703
Phone: 304-691-5046 // Toll Free: 800-638-1018
Fax: 304-691-5060 // Toll Free Fax: 800-625-6076
Email: ustag@champion-industries.com

Stock and custom tag manufacturer // Small-sized commercial printer with full digital pre-press // 1- to 3-color presses up to 14 in. x 20 in. // Full bindery // Letterpress up to 18 in. x 22 in.



Champion Industries, Inc. Office Products & Furniture Divisions

Capitol Business Interiors
Charleston, WV
Wheeling, WV

Champion Clarksburg
Clarksburg, WV

Champion Industries Jackson
Jackson, MS

Diez Office Products
Gonzales, LA

Garrison Brewer
Parkersburg, WV

Smith & Butterfield Company
Evansville, IN
Owensboro, KY

Stationers, Inc.
Huntington, WV

Champion Industries, Inc. Office Products & Furniture Divisions

Capitol Business Interiors
711 Indiana Avenue, Charleston, WV 25302
Phone: 304-343-7550 // Toll Free: 800-628-7880
Fax: 304-346-3350

Capitol Business Interiors
1214 Main Street, Wheeling, WV 26003
Phone: 304-233-8880 // Toll Free: 800-962-3659
Fax: 304-233-8833

Office furniture: A-Grade; Systems // Space planning and design

Champion Clarksburg
700 North 4th Street, Clarksburg, WV 26301
Phone: 304-623-6688
Fax: 304-623-0267

Full line of office products and supplies // Data products and supplies // Office furniture: A-Grade; Mid-range; Budget; Pre-owned // Design services // Printing sales

Champion Industries Jackson
323 East Hamilton Street, Jackson, MS 39205
Phone: 601-355-4531 // Toll Free: 800-677-7677
Fax: 601-355-3406

Office products sales // Printing sales headquarters with digital pre-press

Diez Office Products
1733 North Airline Highway, Gonzales, LA 70737
Phone: 225-644-8608
Fax: 225-647-6068

Full line of office products and supplies // Data products and supplies // Office furniture: Mid-range; Budget

Garrison Brewer
405 Ann Street, Parkersburg, WV 26101
Phone: 304-485-8596 // Toll Free: 800-458-8596 //
Fax: 740-423-1612

Full line of office products and supplies // Data products and supplies // Office furniture: A-Grade; Mid-range; Budget; Pre-owned // Design services // Printing services

Stationers, Inc.
1945 5th Avenue, Huntington, WV 25703
Phone: 304-528-2780 // Toll Free: 800-862-7200
Fax: 304-528-2795
Email: e-champ@champion-industries.com

Full line of office products and supplies // Data products and supplies // Office furniture: A-Grade; Mid-range; Budget; Pre-owned // Design Services

Smith & Butterfield Company
2800 Lynch Road, Evansville, IN 47733
Phone: 812-422-3261 // Toll Free: 800-321-6543
Fax: 812-429-0532

Smith & Butterfield Company
115 East 3rd Street, Owensboro, KY 42301
Phone: 270-683-3555
Fax: 270-683-3556

Full line of office products and supplies // Data products and supplies // Office furniture: A-Grade; Mid-range; Budget; Pre-owned // Design services // Printing sales



Directors & Officers

l. to r. back row: Neal W. Scaggs, A. Michael Perry, Todd L. Parchman, Robert H. Beymer, Philip E. Cline
l. to r. front row: Harley F. Mooney, Jr., Marshall T. Reynolds, Glenn W. Wilcox, Sr.

Directors

Marshall T. Reynolds
CEO and Chairman of the Board, Champion Industries, Inc.

Robert H. Beymer
Chairman of the Board, First Sentry Bank

Philip E. Cline
President, River City Associates, Inc.;
General Manager, Radisson Hotel Huntington

Harley F. Mooney, Jr.
Brigadier General U.S. Army (Retired);
Managing Partner, Mooney-Osborne & Associates

Todd L. Parchman
Partner, Parchman, Vaughan & Company

A. Michael Perry
Retired Chairman of the Board, Bank One West Virginia, N.A.

Neal W. Scaggs
President, Baisden Brothers, Inc.

Glenn W. Wilcox, Sr.
CEO and Chairman of the Board, Wilcox Travel Agency, Inc.

Officers

Marshall T. Reynolds
CEO and Chairman of the Board, Champion Industries, Inc.

Kirby J. Taylor
President and COO

Toney K. Adkins
Vice President, Administration

J. Mac Aldridge
Vice President, Division Manager of Stationers

Gary A. Blackshire
Vice President

Todd R. Fry
Vice President and CFO

R. Douglas McElwain
Vice President, Division Manager of Bourque Printing, Inc.

Theodore J. Nowlen
Vice President of Interform Solutions

James A. Rhodes
Vice President, President of Consolidated Graphic Communications

Walter R. Sansom
Secretary

Financial Table of Contents

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2003 have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2003	**2002**	**2001(1)**	**2000**	**1999**
Operating Statement Data:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 96,537**	$ 95,194	$ 98,146	$ 96,657	$ 92,405
Office products and office furniture	**25,646**	27,690	26,998	29,672	31,954
Total Revenues	**122,183**	122,884	125,144	126,329	124,359
Cost of Sales:					
Printing	**70,352**	68,771	71,816	69,376	65,021
Office products and office furniture	**17,453**	19,480	18,661	19,927	21,764
Total cost of sales	**87,805**	88,251	90,477	89,303	86,785
Gross Profit	**34,378**	34,633	34,667	37,026	37,574
Selling, general and administrative expenses	**31,222**	30,560	31,800	32,621	31,387
Restructuring costs	—	—	2,052	—	—
Asset impairment costs	—	—	3,061	—	—
Income (loss) from operations	**3,156**	4,073	(2,246)	4,405	6,187
Interest income	**4**	14	64	71	157
Interest expense	**(167)**	(386)	(891)	(1,018)	(1,228)
Other income	**10**	73	528	114	211

SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

	Year Ended October 31,				
	2003	**2002**	**2001(1)**	**2000**	**1999**
Income (loss) before income taxes	**3,003**	3,774	(2,545)	3,572	5,327
Income tax (expense) benefit	**(1,235)**	(1,566)	363	(1,463)	(2,134)
Net income (loss)	**$ 1,768**	$ 2,208	$ (2,182)	$ 2,109	$ 3,193
Earnings (loss) per share:					
Basic	**$ 0.18**	$ 0.23	$ (0.22)	$ 0.22	$ 0.33
Diluted	**0.18**	0.23	(0.22)	0.22	0.33
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Weighted average common shares outstanding:					
Basic	9,714,000	9,714,000	9,714,000	9,714,000	9,714,000
Diluted	9,761,000	9,726,000	9,714,000	9,714,000	9,714,000

	October 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Balance Sheet Data:	(In thousands)				
Cash and cash equivalents	**$ 2,172**	$ 4,507	$ 5,765	$ 3,174	$ 2,464
Working capital	**26,977**	26,072	26,041	29,070	30,333
Total assets	**58,469**	59,508	63,950	71,559	73,642
Long-term debt **(2)** (net of current portion)	**3,966**	1,805	4,549	8,070	9,933
Shareholders' equity	**42,691**	42,866	42,601	46,726	46,560

(1) The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter 2001. As a result of this plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share on a basic and diluted basis.

(2) Includes non-current borrowings under the Company's revolving credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies and a paper distribution division (which was subsequently sold in 2001) since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, office supplies, office furniture, data products and office design services. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in both printing and office supplies, the costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset Impairment The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144) in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows over future years and that the impact of recognizing an impairment could have a significant effect on operations. Management's assumptions about future cash flows requires significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to it in the MD&A.

Beginning in fiscal year 2002, goodwill is required to be evaluated annually for impairment, according to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." (Statement No. 142). The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded.

As discussed in the notes to the financial statements, goodwill is recorded at the adjusted book value and was analyzed for impairment with the implementation of Statement No. 142. The fair value of the Company's goodwill was estimated using discounted cash flow methodologies. Based on the analysis, the Company determined that fair value relating to goodwill resulted in an implied fair value greater than the book value recorded for the corresponding goodwill, and therefore no impairment was recognized in either year since the adoption of this statement.

The Company believes that the accounting estimate related to the goodwill impairment is a "critical accounting estimate" because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about discount rates, inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, Statement No. 142 requires that the goodwill be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated. Management has discussed the development of these estimates with the Audit Committee of the Board of Directors. Additionally, the Board of Directors has reviewed this disclosure and its relation to MD&A.

Allowance for Doubtful Accounts The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the Audit Committee of the Board of Directors, and the Board has, in turn, reviewed the disclosure and its relation to MD&A.

During 2003, 2002, and 2001 $336,000, $363,000 and $1,215,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,191,000, $1,397,000 and $1,432,000 as of October 31, 2003, 2002 and 2001. The actual write-offs for the periods were $543,000, $398,000 and $1,356,000 during 2003, 2002 and 2001. General economic conditions and specific geographic concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated, information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, (In thousands)					
	2003		**2002**		**2001**	
Revenues:						
Printing	**$ 96,537**	**79.0%**	$ 95,194	77.5%	$ 98,146	78.4%
Office products and office furniture	**25,646**	**21.0**	27,690	22.5	26,998	21.6
Total revenues	**122,183**	**100.0**	122,884	100.0	125,144	100.0
Cost of sales:						
Printing	**70,352**	**57.6**	68,771	56.0	71,816	57.4
Office products and office furniture	**17,453**	**14.3**	19,480	15.8	18,661	14.9
Total cost of sales	**87,805**	**71.9**	88,251	71.8	90,477	72.3
Gross Profit	**34,378**	**28.1**	34,633	28.2	34,667	27.7
Selling, general and administrative expenses	**31,222**	**25.6**	30,560	24.9	31,800	25.4
Restructuring charges	—	—	—	—	2,052	1.6
Asset impairment charges	—	—	—	—	3,061	2.5
Income (loss) from operations	**3,156**	**2.5**	4,073	3.3	(2,246)	(1.8)

RESULTS OF OPERATIONS (CONTINUED)

	Year Ended October 31, (In thousands)					
	2003		**2002**		**2001**	
Other income (expense):						
Interest income	**4**	**0.0**	14	0.0	64	0.1
Interest expense	**(167)**	**(0.1)**	(386)	(0.3)	(891)	(0.7)
Other income	**10**	**0.0**	73	0.1	528	0.4
Income (loss) before income taxes	**3,003**	**2.4**	3,774	3.1	(2,545)	(2.0)
Income tax (expense) benefit	**(1,235)**	**(1.0)**	(1,566)	(1.3)	363	0.3
Net income (loss)	**$ 1,768**	**1.4%**	$ 2,208	1.8%	$ (2,182)	(1.7)%

YEAR ENDED OCTOBER 31, 2003 COMPARED TO YEAR ENDED OCTOBER 31, 2002

REVENUES

Consolidated net revenues were $122.2 million for the year ended October 31, 2003 compared to $122.9 million in the prior fiscal year. This change represents a decrease in revenues of approximately $700,000 or 0.6%. Printing revenues increased by $1.3 million or 1.4% from $95.2 million in 2002 to $96.5 million in 2003. The increase in printing sales was primarily due to the addition of a new large customer and additional sales derived primarily from the operations of certain assets purchased from Integrated Marketing Solutions in July 2003. Office products and office furniture revenue decreased $2.0 million or 7.4% from $27.7 million in 2002 to $25.6 million in 2003. The decrease in revenues for the office products and office furniture segment was primarily attributable to an industry-wide slowdown in office furniture sales.

COST OF SALES

Total cost of sales for the year ended October 31, 2003 totaled $87.8 million compared to $88.3 million in the previous year. This change represented a decrease of $446,000 or 0.5% in cost of sales. Printing cost of sales increased $1.6 million or 2.3% to $70.4 million in 2003 compared to $68.8 million in 2002. Printing cost of sales were higher due to an overall increase in printing sales this coupled with competitive pressures led to gross margin compression in 2003. Office products and office furniture cost of sales decreased $2.0 million to $17.5 million in 2003 from $19.5 million in 2002. This resulted in enhanced gross margins due to lower cost of goods sold resulting from purchasing reductions from imports and stronger margins on remaining furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $700,000 to $31.2 million in 2003 from $30.6 million in 2002. S,G&A as a percentage of net sales represented 25.6% of net sales in 2003 compared with 24.9% of net sales in 2002. This increase is related, in part, to increases in insurance related expenses including health, general commercial and workers compensation.

OTHER INCOME (EXPENSE)

Interest expense decreased $219,000 to $167,000 in 2003 from $387,000 in 2002 primarily as a result of a decrease in interest rates and lower outstanding borrowings.

INCOME TAXES

Income taxes as a percentage of income before taxes were 41.5% in 2002 compared with 41.1% in 2003.

The effective income tax rate in 2003 and 2002 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2003 decreased $440,000 to $1.8 million, or $0.18 per share on a basic and diluted basis, from a net income of $2.2 million for 2002, or $0.23 per share on a basic and diluted basis.

YEAR ENDED OCTOBER 31, 2002 COMPARED TO YEAR ENDED OCTOBER 31, 2001

REVENUES

Consolidated net revenues were $122.9 million for the year ended October 31, 2002 compared to $125.1 million in the prior fiscal year. This change represents a decrease in revenues of $2.3 million or 1.8%. Printing revenues decreased by $3.0 million or 3.0% from $98.1 million in 2001 to $95.2 million in 2002. The decrease in printing sales was primarily the result of an overall sluggish market in most of the geographic regions served by the Company partially offset by additional printing sales from the Company's acquisition of Transdata for a full year in 2002. Office products and office furniture revenue increased $691,000 or 2.6% from $27.0 million in 2001 to $27.7 million in 2002. The increase in revenues for the office products and office furniture segment was primarily attributable to higher furniture sales, primarily in one of the Company's geographic regions. Gross margin dollars declined in office products and office furniture divisions while the printing divisions posted an increase in gross margin dollars. This increase relates to the prior year gross margin dollars being reduced by charges taken as part of the restructuring and profitability enhancement plan that were not present in the current year.

COST OF SALES

Total cost of sales for the year ended October 31, 2002 totaled $88.3 million compared to $90.5 million in the previous year. This change represented a decrease of $2.2 million or 2.5% in cost of sales. Printing cost of sales decreased $3.0 million or 4.2% to $68.8 million in 2002 compared to $71.8 million in 2001. Printing cost of sales were lower due to an overall decrease in printing sales and inventory related charges in the prior year due to the restructuring and profitability enhancement plan (See Note 10 of the Consolidated Financial Statements). Office products and office furniture cost of sales increased $800,000 or 4.4% to $19.5 million from $18.7 million in 2001, primarily due to higher furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $1.2 million to $30.6 million in 2002 from $31.8 million in 2001. S,G&A as a percentage of net sales represented 24.9% of net sales in 2002 compared with 25.4% of net sales in 2001. This decrease is related, in part, to decreases in corporate overhead expenses including rent and utilities as well as a decrease in bad debt expense and other benefits resulting from the Company's adoption of a restructuring and profitability enhancement plan in the third quarter of 2001 partially offset by increased legal related expenses in 2002 including legal fees associated with a civil action brought against the Company in state court in Jackson, Mississippi (See Note 7 of the Consolidated Financial Statements). In addition, the Company adopted SFAS No. 142, which resulted in the elimination of goodwill amortization of approximately $50,000 net of tax annually.

The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter of 2001. The plan was implemented to effectuate certain key initiatives including plant and office consolidations, headcount reductions, asset impairment issues and a general response to a deteriorating economic environment. The Company followed the applicable provisions of Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," to compute the tangible and intangible impairment portions of the restructuring charges. As a result of the restructuring plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share. The charges were composed of the following components: write-down of goodwill, facilities and equipment of $3,060,000; employee severance and termination benefits of $55,000 and restructuring and other charges of $2,976,000. The restructuring and other charges included charges related to increases and related write-offs in the allowance for doubtful accounts, inventory obsolescence reserves and inventory valuation modifications related to excess quantities, costs related to duplicative facility leases, computer systems related charges, termination fees of a pension plan of an acquired company, and other general charges to implement the above mentioned plan.

The charges are classified on the statement of operations as components of income from operations. Inventory obsolescence and valuation reserves are classified as a component of cost of sales in the amount of $978,000.

OTHER INCOME (EXPENSE)

Interest expense decreased $504,000 to $387,000 in 2002 from $891,000 in 2001 primarily as a result of a decrease in interest rates and lower outstanding borrowings.

Other income decreased approximately $450,000 primarily due to a gain resulting from the strategic alliance with Xpedx recorded in 2001.

INCOME TAXES

Income taxes as a percentage of income before taxes resulted in a benefit of 14.3% in 2001 compared with income tax expense of 41.5% in 2002.

The effective income tax rate in 2002 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

The Company recorded a tax benefit in the third quarter of 2001 as a result of restructuring and asset impairment charges. The effective income tax rate in 2001 is reflective of certain tax attributes of non-deductible goodwill resulting from asset impairment charges.

NET INCOME (LOSS)

For reasons set forth above, net income for 2002 increased $4.4 million to $2.2 million, or $0.23 per share on a basic and diluted basis, from a net loss of $(2.2) million for 2001, or $(0.22) per share on a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2003, the Company had $2.2 million of cash and cash equivalents, a decrease of $2.3 million from the prior year. Working capital as of October 31, 2003 was $27.0 million, a 3.5% increase from $26.1 million at October 31, 2002. The decrease in cash and cash equivalents is primarily attributable to a decrease in cash provided from operations due primarily to an increase of $1.6 million in accounts receivable, on a net basis.

The Company has historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making significant investments in equipment and to seek appropriate acquisition candidates. However, to fund the Company's continued expansion of operations, additional financing may be necessary. The Company has two available lines of credit totaling $11.0 million (See Note 3 of the Consolidated Financial Statements). For the foreseeable future including through Fiscal 2004, management believes it can fund operations, meet debt service requirements, and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations, and lines of credit.

Even though the Company believes that the legal contingency (See Note 7 of the Consolidated Financial Statements) that it faces will be resolved favorably, the possibility for an adverse decision on appeal is also inherent in the legal process. The Company believes that adequate liquidity is available to fund this contingency, if required.

Additionally, the Company has minimal amounts of future contracted obligations (See Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others. The Company has no significant off balance sheet arrangements at October 31, 2003.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2003, 2002 and 2001 were $4.6 million, $5.8 million and $11.5 million. Cash flows from operating activities for the fiscal year 2003 compared to 2002 decreased primarily due to a change in cash flow from accounts receivable.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities was ($3.7) million, ($1.1) million and ($2.7) million for the years ended October 31, 2003, 2002 and 2001. Cash flows used in investing activities increased in 2003 compared to 2002 due to the purchase of a building in Baton Rouge, Louisiana and the purchase of additional equipment including several new presses, coupled with a decrease in proceeds from asset sales in 2003. In 2002 the Company sold two buildings which were reflected as proceeds from the sale of fixed assets.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows used in financing activities for the years ended October 31, 2003, 2002, and 2001 were ($3.2) million, ($6.0) million and ($6.1) million. Net cash flows used in financing activities decreased in 2003 compared to 2002 due to an increase in borrowings. Dividends paid in 2003, 2002 and 2001 were $1.9 million per year.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

SEASONALITY

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

NEWLY ISSUED ACCOUNTING STANDARDS

See Note 1 of the Consolidated Financial Statements

STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System since the Offering under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2003		Fiscal Year 2002	
	High	Low	High	Low
First quarter	$ 3.35	$ 2.45	$ 3.15	$ 2.28
Second quarter	3.31	2.77	3.25	2.82
Third quarter	3.88	2.70	3.04	2.30
Fourth quarter	5.05	3.68	2.84	2.25

At the close of business on January 9, 2004, there were 519 shareholders of record of Champion common stock.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2004	2003	2002
First quarter	$ 0.05	$ 0.05	$ 0.05
Second quarter	—	0.05	0.05
Third quarter	—	0.05	0.05
Fourth quarter	—	0.05	0.05

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Champion Industries, Inc.

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries as of October 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Champion Industries, Inc. and Subsidiaries at October 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Charleston, West Virginia
December 31, 2003

CONSOLIDATED BALANCE SHEETS
Champion Industries, Inc. and Subsidiaries

	October 31, 2003	October 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 2,171,713**	$ 4,507,139
Accounts receivable, net of allowance of $1,191,000 and $1,397,000	**20,142,812**	18,546,989
Inventories	**11,349,929**	11,427,581
Other current assets	**739,560**	1,745,563
Deferred income tax assets	**1,059,520**	1,027,059
Total current assets	**35,463,534**	37,254,331
Property and equipment, at cost:		
Land	**2,063,373**	1,028,372
Buildings and improvements	**7,445,219**	6,120,122
Machinery and equipment	**37,682,530**	36,362,178
Equipment under capital leases	**983,407**	983,407
Furniture and fixtures	**2,965,389**	2,872,212
Vehicles	**3,262,861**	3,082,258
	54,402,779	50,448,549
Less accumulated depreciation	**(34,964,006)**	(31,442,360)
	19,438,773	19,006,189
Cash surrender value of officers' life insurance	**1,020,795**	947,955
Goodwill and other intangibles, net of accumulated amortization	**2,114,390**	1,725,941
Other assets	**431,343**	573,087
	3,566,528	3,246,983
Total assets	**$58,468,835**	$59,507,503

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	October 31, 2003	October 31, 2002
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 3,283,222**	$ 3,258,095
Accrued payroll and commissions	**1,500,165**	2,004,046
Taxes accrued and withheld	**1,259,853**	1,416,900
Accrued income taxes	**707,119**	873,136
Accrued expenses	**789,676**	819,234
Current portion of long-term debt:		
Notes payable	**744,662**	2,615,422
Capital lease obligations	**202,309**	195,035
Total current liabilities	**8,487,006**	11,181,868
Long-term debt, net of current portion:		
Line of credit	**1,705,668**	—
Notes payable	**2,103,569**	1,445,837
Capital lease obligations	**156,718**	359,027
Deferred income tax liabilities	**2,900,807**	3,225,119
Other liabilities	**424,233**	429,842
Total liabilities	**15,778,001**	16,641,693
Commitments and contingencies		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,713,913 shares issued and outstanding	**9,713,913**	9,713,913
Additional paid-in capital	**22,242,047**	22,242,047
Retained earnings	**10,734,874**	10,909,850
Total shareholders' equity	**42,690,834**	42,865,810
Total liabilities and shareholders' equity	**$58,468,835**	$59,507,503

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2003	2002	2001
Revenues:			
Printing	**$ 96,536,601**	$ 95,194,288	$ 98,146,114
Office products and office furniture	**25,646,031**	27,689,621	26,998,196
Total Revenues	**122,182,632**	122,883,909	125,144,310
Cost of sales:			
Printing	**70,351,496**	68,770,628	71,815,872
Office products and office furniture	**17,453,228**	19,480,400	18,661,472
Total cost of sales	**87,804,724**	88,251,028	90,477,344
Gross profit	**34,377,908**	34,632,881	34,666,966
Selling, general and administrative expenses	**31,221,692**	30,560,289	31,799,557
Restructuring costs	—	—	2,052,692
Asset impairment costs	—	—	3,060,706
Income (loss) from operations	**3,156,216**	4,072,592	(2,245,989)
Other income (expense):			
Interest income	**3,899**	14,376	63,700
Interest expense	**(167,442)**	(386,699)	(890,787)
Other	**10,216**	73,326	528,013
	(153,327)	(298,997)	(299,074)
Income (loss) before income taxes	**3,002,889**	3,773,595	(2,545,063)
Income tax benefit (expense)	**(1,235,086)**	(1,565,891)	362,974
Net income (loss)	**$ 1,767,803**	$ 2,207,704	$ (2,182,089)

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2003	2002	2001
Earnings (loss) per share:			
Basic	**$0.18**	$0.23	$(0.22)
Diluted	**0.18**	0.23	(0.22)
Dividends paid per share	**$0.20**	$0.20	$0.20
Weighted average shares outstanding:			
Basic	**9,714,000**	9,714,000	9,714,000
Diluted	**9,761,000**	9,726,000	9,714,000

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Champion Industries, Inc. and Subsidiaries

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2000	9,713,913	$9,713,913	$22,242,047	$14,769,798	$46,725,758
Net loss for 2001	—	—	—	(2,182,089)	(2,182,089
Dividends ($0.20 per share)	—	—	—	(1,942,783)	(1,942,783
Balance, October 31, 2001	9,713,913	9,713,913	22,242,047	10,644,926	42,600,886
Net income for 2002	—	—	—	2,207,704	2,207,704
Dividends ($0.20 per share)	—	—	—	(1,942,780)	(1,942,780
Balance, October 31, 2002	9,713,913	9,713,913	22,242,047	10,909,850	42,865,810
Net income for 2003	—	—	—	**1,767,803**	**1,767,803**
Dividends ($0.20 per share)	—	—	—	**(1,942,779)**	**(1,942,779**
Balance, October 31, 2003	**9,713,913**	**$9,713,913**	**$22,242,047**	**$10,734,874**	**$42,690,834**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net income (loss)	**$1,767,803**	$2,207,704	$(2,182,089)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**4,288,407**	4,182,253	4,507,165
Loss (gain) on sale of assets	**16,014**	47,426	(12,584)
Gain on sale of division	**—**	—	(407,515)
Deferred income taxes	**(356,773)**	(245,091)	(814,020)
Deferred compensation	**14,297**	17,872	21,446
Bad debt expense	**336,291**	363,328	705,742
Restructuring, asset impairment and other charges	**—**	—	6,091,298
Changes in assets and liabilities:			
Accounts receivable	**(1,932,114)**	255,456	2,992,168
Inventories	**315,535**	336,614	1,049,516
Other current assets	**1,006,003**	(991,445)	255,797
Accounts payable	**25,129**	(1,085,196)	(219,276)
Accrued payroll and commissions	**(503,881)**	(103,331)	(190,106)
Taxes accrued and withheld	**(157,047)**	127,340	65,525
Accrued income taxes	**(166,017)**	1,152,407	(503,790)
Accrued expenses	**(73,277)**	(399,341)	115,478
Other liabilities	**(19,906)**	(21,074)	(22,176)
Net cash provided by operating activities	**4,560,464**	5,844,922	11,452,579

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2003	**2002**	**2001**
Cash flows from investing activities:			
Purchase of property and equipment	**(3,162,658)**	(1,885,111)	(1,806,122)
Proceeds from sale of fixed assets	**185,534**	1,198,720	247,829
Proceeds from sale of division	**—**	—	264,700
Business acquired, net of cash received	**(630,460)**	(376,842)	(1,588,040)
Change in other assets	**(33,825)**	(21,067)	141,919
Cash surrender value	**(72,840)**	—	—
Net cash used in investing activities	**(3,714,249)**	(1,084,300)	(2,739,714)
Cash flows from financing activities:			
Borrowings on line of credit	**3,192,271**	1,000,000	1,500,000
Payments on line of credit	**(1,500,000)**	(1,000,000)	(1,500,000)
Proceeds from long-term debt	**923,451**	—	1,192,397
Principal payments on long-term debt	**(3,854,584)**	(4,075,419)	(5,371,350)
Dividends paid	**(1,942,779)**	(1,942,780)	(1,942,783)
Net cash used in financing activities	**(3,181,641)**	(6,018,199)	(6,121,736)
Net (decrease) increase in cash and cash equivalents	**(2,335,426)**	(1,257,577)	2,591,129
Cash and cash equivalents at beginning of year	**4,507,139**	5,764,716	3,173,587
Cash and cash equivalents at end of year	**$ 2,171,713**	$ 4,507,139	$ 5,764,716

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines and Transdata Systems, Inc.

Significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash on deposit with banks, repurchase agreements for government securities, and a money market account, all highly liquid investments with an original maturity of three months or less. At October 31, 2003 and 2002, the Company held overnight repurchase agreements for $1,415,000 and $845,000 of government securities with stated interest rates of 0.30% and 0.65%.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 – 40 years
Machinery and equipment	3 – 10 years
Furniture and fixtures	5 – 10 years
Vehicles	3 – 5 years

The Company leases certain equipment under financing agreements that are classified as capital leases. These leases are for a term of five years and contain purchase options at the end of the original lease term. Amortization of assets recorded under capital lease agreements is included in depreciation expense.

Major renewals, betterments, and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $4,090,000, $4,139,000, and $4,267,000 for the years ended October 31, 2003, 2002 and 2001.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL AND OTHER INTANGIBLES

The excess cost over fair value of net assets of acquired businesses, goodwill, was in years prior to 2002 being amortized by the straight-line method over periods ranging from 15 to 25 years. Amortization expense approximated $181,000 for the year ended October 31, 2001. The other intangible assets are being amortized over 5 years representing the future benefit of the intangible.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets (FAS 142)*. The Company adopted these standards with its fiscal year beginning November 1, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests in accordance with FAS 142 except in the year of adoption where companies were required to evaluate impairment at the beginning of the year and again at a recurring annual date. The first step in the impairment analysis is a screen for potential impairment and was required to be completed within six months of adopting FAS 142. The second step if required, measures the amount of impairment. The Company completed step one of the initial impairment analysis and the subsequent annual analysis during the second and fourth quarters of 2002. Additionally, this analysis was performed in the fourth quarter of 2003. The application of the requirements of this standard did not result in an impairment charge. Other intangible assets will continue to be amortized over their useful lives. Application of the nonamortization provisions of the Statement resulted in an increase in net income of $50,000 in 2002 or approximately $0.01 per share.

The goodwill and other intangibles consisted of the following at October 31:

	Cost	Accumulated	Net Book Value
2003			
Goodwill	$2,437,250	$507,278	$1,929,972
Other Intangibles	196,274	11,856	184,418
	$2,633,524	$519,134	$2,114,390
2002			
Goodwill	$2,233,219	$507,278	$1,725,941
Other Intangibles	—	—	—
	$2,233,219	$507,278	$1,725,941

The estimated aggregate amortization expense as of October 31, 2003 for each of the five succeeding fiscal years is $39,300 for 2004-2007 and $27,400 for 2008. The amortization expense for other intangible assets approximated $12,000, $0 and $0 for the years ended October 31, 2003, 2002 and 2001.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations for a disposal of a segment of a business*. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted FAS 144 as of November 1, 2001 and the adoption did not have a significant impact on the Company's financial position and results of operations.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2003, 2002 and 2001 approximated $433,000, $549,000 and $645,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options using the treasury stock method. The effect of dilutive stock options increased weighted average shares outstanding by 48,000 and 12,000 for the years ended October 31, 2003 and 2002.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

Certain external costs and internal payroll and payroll-related costs have been capitalized during the application, development, and implementation stages of the Company's web site. The costs regarding the ongoing operation and maintenance are expensed in the period incurred. The Company's internet sales are based on a cooperative effort with the Company's direct sales force as an optional ordering alternative.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery, or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectibility. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Shipping and handling costs are recorded as a component of cost of sales.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146), which supercedes EITF No. 94-3, "Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity." Statement 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company recognized costs for severance, lease termination and travel of approximately $123,000 during the Fourth Quarter of 2003, under the requirements of this standard, relating to the consolidation of the Company's U.S. Tag facility into the Company's existing Huntington, West Virginia location.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure". Statement 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation.

The Company has elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003 and 2002, respectively: risk-free interest rates of 4.30% and 3.91%; dividend yields of 4.80% and 8.03%; volatility factors of the expected market price of the Company's common stock of 48.6% and 45.4%; and a weighted-average expected life of the option of 4 years.

The following pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is expensed in the year granted since the options vest immediately. The Company's pro forma information for the years ended October 31 are as follows:

	Year Ended October 31,		
	2003	**2002**	**2001**
Net Income (loss), as reported	**$1,767,803**	$ 2,207,704	$(2,182,089)
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**62,250**	38,704	—
Pro Forma net income (loss)	**$1,705,553**	$ 2,169,000	$(2,182,089)
Earnings (loss) per share:			
Basic, as reported	**$ 0.18**	$ 0.23	$ (0.22)
Basic, pro forma	**0.18**	0.22	(0.22)
Diluted, as reported	**0.18**	0.23	(0.22)
Diluted, pro forma	**0.17**	0.22	(0.22)

FIN 46

In December 2003, the Financial Accounting Standards Board issued the revised FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51* (FIN 46). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The provisions of FIN 46 are generally effective for existing variable interest relationships of a public entity no later than the end of the first reporting period that ends after March 15, 2004. However, prior to the required application of this interpretation a public entity that is not a small business issuer shall apply FIN 46 to those entities that are considered to be special-purpose entities no later than the end of the first reporting period that ends after December 15, 2003. Management does not believe that FIN 46 will have a material impact on the Company's financial statements; however, management continues to review the requirements and the related accounting implications.

EITF 00-21 Revenue Arrangements With Multiple Deliverables

In May 2003 the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 00-21 "Revenue Arrangements With Multiple Deliverables." This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The guidance in this issue is effective for revenue arrangements entered into during fiscal periods beginning after June 15, 2003. The application of this EITF did not have a material effect during the fourth quarter of 2003. Management does not believe that EITF 00-21 will have a material prospective impact on the Company's financial statements. However, management continues to review this requirement and the related accounting implications.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current-year Financial Statement presentation.

2. INVENTORIES

Inventories consisted of the following:

	October 31, 2003	October 31, 2002
Printing:		
Raw materials	**$ 2,203,228**	$ 2,421,973
Work in process	**2,022,420**	1,795,796
Finished goods	**3,680,184**	3,942,518
Office products and office furniture	**3,444,097**	3,267,294
	$11,349,929	$11,427,581

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2003	October 31, 2002
Unsecured term notes payable to a bank, due in monthly principal installments of $148,810 plus interest approximating the prime rate with the last note maturing April 2004. This note was paid off in September of 2003.	**$ —**	$2,678,733
Installment notes payable to banks, due in monthly installments plus interest rates approximating the the bank's prime rate maturing in various periods ranging from July 2004 – February 2010, collateralized by equipment, vehicles, inventory and accounts receivable.	**2,848,231**	1,382,526
Capital lease obligations, due in monthly installments totaling $19,116 through February 2005 and $8,322 due in monthly installments in periods February 2005 through October 2005 at fixed rates of interest ranging from 7.0% to 7.75%.	**359,027**	554,062
	3,207,258	4,615,321
Less current portion	**946,971**	2,810,457
Long-term debt, net of current portion	**$2,260,287**	$1,804,864

The unsecured term note agreements contain restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was in compliance with these covenants at October 31, 2003.

Maturities of long-term debt for each of the next five years follow:

	Notes Payable	Capital Leases	Total
2004	$ 744,662	$202,309	$ 946,971
2005	366,646	156,718	523,364
2006	283,464	—	283,464
2007	251,565	—	251,565
2008	198,340	—	198,340
Thereafter	1,003,554	—	1,003,554
	$2,848,231	**$359,027**	**$3,207,258**

On August 1, 2003 the Company obtained an unsecured revolving line of credit with a bank for borrowings to a maximum of $10,000,000 with interest payable monthly at the prime rate of interest. The line of credit expires in July 2006 and contains certain restrictive financial covenants. The line of credit essentially replaced a previous $10,000,000 facility with another bank. The Company had outstanding borrowings of approximately $1.7 million under this facility at October 31, 2003 of which approximately $1.2 million was used to pay off an existing term loan prior to maturity. There were no borrowings outstanding under these facilities at October 31, 2002.

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $1,000,000 with interest payable monthly at the Wall Street Journal prime rate. The line of credit expires in April 2004 and contains certain financial covenants. There were no borrowings outstanding under this facility at October 31, 2003 or 2002.

The prime rate, the base interest rate on the above loans, approximated 4.00% and 4.75% at October 31, 2003 and 2002. Interest paid during the years ended October 31, 2003, 2002 and 2001 approximated $230,000, $385,000 and $872,000. The Company capitalized interest of $33,000 during 2003 related to the purchase of a building in Baton Rouge, Louisiana.

The Company's non-cash activities for 2003, 2002, and 2001 included equipment purchases of approximately $96,000, $288,000 and $792,000, which were financed by a bank and the purchase in 2003 of a building in Baton Rouge, Louisiana of which $1,440,000 of the purchase price was financed by a bank.

4. EMPLOYEE BENEFIT PLANS

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation, and the Company is obligated to contribute 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company may make discretionary contributions to the Plan. The Company's expense under these Plans was approximately $365,000, $346,000 and $369,000 for the years ended October 31, 2003, 2002 and 2001.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. Exercise prices for options outstanding as of October 31, 2003 ranged from $2.49 to $6.88. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 3.0 years.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price	2001	Weighted Average Exercise Price
Outstanding – beginning of year	**230,000**	**$ 5.41**	130,000	$10.63	176,317	$11.44
Granted	**125,000**	**2.77**	126,000	2.49	—	—
Exercised	—	—	—	—	—	—
Forfeited or expired	**(43,000)**	**13.42**	(26,000)	17.38	(46,317)	13.72
Outstanding – end of year	**312,000**	**$ 3.25**	230,000	$ 5.41	130,000	$10.63
Weighted average fair value of options granted during the year	**$ 0.83**		$ 0.52		$ —	

A summary of stock options outstanding and exercisable at October 31, 2003, follows:

Exercise Price	Number Outstanding	Remaining Life
$6.88	30,000	0.63
4.25	40,000	1.14
2.49	120,000	3.05
2.77	122,000	4.13

The Company has deferred compensation agreements with two employees of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $1,000,000 over a ten year period after retirement. During fiscal 2001, one of these employees was paid out. The Company had accrued approximately $354,000 and $340,000 at October 31, 2003 and 2002 relating to these agreements. The amount expensed for these agreements for the years ended October 31, 2003, 2002 and 2001 approximated $14,000, $18,000 and $21,000. To assist in funding the deferred compensation agreements, the Company has invested in life insurance policies, which had a cash surrender value of approximately $386,000 and $364,000 for years 2003 and 2002.

5. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	Year Ended October 31,		
	2003	**2002**	**2001**
Current expense:			
Federal	**$1,270,574**	$1,460,913	$ 325,728
State	**321,285**	350,069	125,318
Deferred benefit	**(356,773)**	(245,091)	(814,020)
	$1,235,086	$1,565,891	$ (362,974)

Deferred tax assets and liabilities are as follows:

	October 31,	
	2003	**2002**
Assets:		
Allowance for doubtful accounts	**$ 476,358**	$ 560,957
Deferred compensation	**142,973**	135,824
Net operating loss carryforward of acquired companies	**604,582**	642,427
Accrued vacation	**278,848**	219,701
Other accrued liabilities	**189,492**	146,649
Other assets	**89,240**	84,229
Gross deferred tax assets	**1,781,493**	1,789,787
Liabilities:		
Property and equipment	**3,337,530**	3,443,400
Gross deferred liability	**3,337,530**	3,443,400
Valuation Allowance	**(285,250)**	(544,447)
Net deferred tax liabilities	**$1,841,287**	$2,198,060

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2003	**2002**	**2001**
Statutory federal income tax rate	**34.0%**	34.0%	(34.0)%
State taxes, net of federal benefit	**7.0**	6.1	(1.1)
Restructuring permanent differences	**—**	—	22.1
Change in valuation allowance	**(7.8)**	—	—
Deferred tax adjustments	**6.1**	(0.6)	(3.2)
Selling expenses	**2.5**	2.1	2.3
Other	**(0.7)**	(0.1)	(0.4)
Effective tax rate	**41.1%**	41.5%	(14.3)%

Income taxes paid during the years ended October 31, 2003, 2002 and 2001 approximated $1,758,000, $659,000 and $959,000.

The Company has available for income tax purposes net operating loss carryforwards from acquired companies of approximately $1,154,000, of which $222,000 expires in 2011, $899,000 in 2012 and $33,000 in 2013. The Company has available for state income tax purposes net operating loss carryforwards from acquired companies of approximately $2,619,000 of which $144,000 expires in 2012, $108,000 expires in 2013, $435,000 expires in 2014, $1,012,000 expires in 2015, $872,000 expires in 2016 and $48,000 expires in 2018. The Company established valuation allowances against certain net operating loss carryforwards during 2003 the valuation allowance decreased by $259,197 resulting from changes in the estimated realizability of an acquired subsidiary's deferred tax assets.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates. The terms of these leases, which are accounted for as operating leases, range from five to fifteen years.

A summary of significant related party transactions follows:

	October 31,		
	2003	**2002**	**2001**
Rent expense paid to affiliated entities for operating facilities	**$424,000**	$424,000	$441,000
Sales of office products, office furniture and printing services to affiliated entities	**$590,000**	$803,000	$673,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $960,000, $881,000 and $898,000 for the years ended October 31, 2003, 2002 and 2001.

Under the terms and conditions of the above-mentioned leases, the Company pays all taxes, assessments, maintenance, repairs or replacements, utilities and insurance.

Future minimum rental commitments for all noncancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2003:

2004	$1,091,651
2005	838,513
2006	751,053
2007	690,103
2008	399,594
Thereafter	6,000
	$3,776,914

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2003, 2002 and 2001 was approximately $2,999,000, $2,267,000 and $2,842,000.

In the first quarter of 2002, the Company made a deposit to purchase a fractional ownership in an aircraft from an entity controlled by its Chief Executive Officer for approximately $1.2 million of which $875,000 had been paid as of October 31, 2002. The Company had previously anticipated the transaction to be completed during the fourth quarter of 2002. The Company's Board of Directors further evaluated the transaction, and prior to its completion determined that it would be in the Company's best interests to rescind the transaction. Therefore, the transaction has been terminated and a full refund of the deposit has been made.

During 2003, 2002 and 2001 the Company utilized this aircraft and reimbursed the controlled entity for the use of the aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $79,000, $118,000 and $106,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

On February 16, 2002, a jury verdict was rendered against the Company in a civil action brought against the Company in state court in Jackson, Mississippi.

The plaintiffs in this civil action asserted that the Company and its Dallas Printing Company, Inc. subsidiary had engaged in unfair competition and other wrongful acts in hiring certain of its employees. The jury awarded the plaintiffs $1,745,000 in actual damages and $750,000 in punitive damages.

On March 1, 2002, the plaintiffs in the civil action filed a motion for attorney's fees and costs in the amount of $889,401. On July 16, 2002, the court entered an order granting plaintiff $645,119 in attorney fees and expenses, and ordered that interest on the amount of the jury award accrue from February 22, 2002.

On July 17, 2002, the Company filed a notice of appeal from the jury verdict. The appeal involves both the jury award and the attorney's fee and expense award. If the Company is not successful on appeal, Mississippi law provides that it is liable for an additional 15% of the total award.

The Company has been advised that it has no-insurance coverage for this award. The Company under Mississippi law has a guaranteed right to appeal. The Company has been advised by counsel that it has multiple grounds for an appeal and a reasonable basis for believing that an appeal would be successful in eliminating the jury award. However, there can be no assurance that the jury award will be overturned upon appeal. If the verdict is not overturned, the impact on the operating results of the Company could be material. The case was referenced to the Mississippi Court of Appeals which has not yet announced a decision in this case.

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions, other than the claim discussed above, that arise in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the Company believes that the ultimate resolution of these claims and legal actions will not have a material effect on the consolidated financial statements of the Company.

8. ACQUISITIONS

On July 1, 2003 the Company acquired certain assets of Pittsburgh based Integrated Marketing Solutions, the direct sales division and distributorship of Datatel Resources Corporation.

On June 18, 2003 the Company acquired certain assets of Contract Business Interiors (CBI) of Wheeling, WV pursuant to acceptance by U.S. Bankruptcy Court for the Northern District of West Virginia. As a result of this transaction the Company also assumed certain customer deposit liabilities in the ordinary course of business.

On October 10, 2001, the Company acquired Transdata Systems, Inc. ("Transdata") of Baton Rouge and New Orleans, Louisiana.

On November 6, 2000, the Company acquired certain assets of the Huntington, West Virginia paper distribution division of The Cincinnati Cordage Paper Company ("Cordage") for $1.2 million, pursuant to an auction held by the U.S. Bankruptcy Court for the Southern District of Ohio. On April 30, 2001, the Company entered into a strategic alliance with Xpedx resulting in the assumption by Xpedx of the Cordage customer list and certain inventory items. This strategic alliance has been accounted for as a sale of a division with a gain recognized of approximately $400,000.

Pro forma financial information and all disclosures required by FAS 141 and FAS 142 related to these acquisitions has not been presented because such information would not be materially different from amounts reported herein or is not significant.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in two industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); and the sale of office products and office furniture including interior design services. The Company employs approximately 775 people, of whom 72 or approximately 9% are covered by a collective bargaining agreement, which expires on May 31, 2006.

The table below presents information about reported segments for the years ended October 31:

2003	Printing	Office Products & Furniture	Total
Revenues	**$106,540,961**	**$30,771,361**	**$137,312,322**
Elimination of intersegment revenue	**(10,004,360)**	**(5,125,330)**	**(15,129,690)**
Consolidated revenues	**$ 96,536,601**	**$25,646,031**	**$122,182,632**
Operating income	**$ 3,262,418**	**$ (106,202)**	**$ 3,156,216**
Depreciation & ammortization	**4,145,286**	**143,121**	**4,288,407**
Capital expenditures	**4,572,890**	**126,233**	**4,699,123**
Identifiable assets	**48,387,601**	**10,081,234**	**58,468,835**
Goodwill	**1,643,530**	**286,442**	**1,929,972**

2002	Printing	Office Products & Furniture	Total
Revenues	$104,767,231	$31,529,434	$136,296,665
Elimination of intersegment revenue	(9,572,943)	(3,839,813)	(13,412,756)
Consolidated revenues	$ 95,194,288	$27,689,621	$122,883,909
Operating income	$ 3,955,083	$ 117,509	$ 4,072,592
Depreciation & ammortization	4,057,772	124,481	4,182,253
Capital expenditures	1,994,255	178,582	2,172,837
Identifiable assets	49,100,223	10,407,280	59,507,503
Goodwill	1,439,499	286,442	1,725,941

2001	Printing	Office Products & Furniture	Total
Revenues	$107,599,525	$29,932,697	$137,532,222
Elimination of intersegment revenue	(9,453,411)	(2,934,501)	(12,387,912)
Consolidated revenues	$ 98,146,114	$26,998,196	$125,144,310
Operating loss	$ 712,701	$ (2,958,690)	$ (2,245,989)
Depreciation & amortization	4,260,419	246,746	4,507,165
Capital expenditures	2,305,369	293,122	2,598,491
Identifiable assets	55,210,611	8,739,303	63,949,914
Goodwill	1,047,741	286,442	1,334,183

A reconciliation of total segment revenue, assets and operating income to consolidated income before income taxes for the years ended October 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Revenues:			
Total segment revenues	**$137,312,322**	$136,296,665	$137,532,222
Elimination of intersegment revenue	**(15,129,690)**	(13,412,756)	(12,387,912)
Consolidated revenue	**$122,182,632**	$122,883,909	$125,144,310
Operating income (loss):			
Total segment operating income (loss)	**$ 3,156,216**	$ 4,072,592	$ (2,245,989)
Interest income	**3,899**	14,376	63,700
Interest expense	**(167,442)**	(386,699)	(890,787)
Other income	**10,216**	73,326	528,013
Consolidated income (loss) before income taxes	**$ 3,002,889**	$ 3,773,595	$ (2,545,063)
Identifiable assets:			
Total segment identifiable assets	**$ 58,468,835**	$ 59,507,503	$ 63,949,914
Elimination of intersegment assets	—	—	—
Total consolidated assets	**$ 58,468,835**	$ 59,507,503	$ 63,949,914

10. RESTRUCTURING CHARGE, ASSET IMPAIRMENT CHARGE AND OTHER CHARGES

In the third quarter of 2001, the Company recorded charges related to a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives including plant and office consolidations, headcount reductions, asset impairment issues and a general response to a deteriorating economic environment. The pre-tax charge resulting from these actions was $6.1 million ($4.3 million after-tax or $0.44 per share on a basic and diluted basis.) The charge related to approximately $3.1 million from asset impairments including goodwill, facility and equipment write-downs. The Company recorded charges for restructuring and other special charges of $3.0 million comprised primarily of severance payments, charge-offs related to duplicative facility leases, increases in allowance for doubtful accounts and inventory obsolescence and valuation reserves, costs related to the impairment of the Company's information systems hardware and software, charges related to termination and related fees of a pension plan of an acquired Company, and other charges and expenses related to plant consolidations and restructuring.

As a result of the Company's restructuring plan, approximately 35 employees were terminated from the Company primarily as a result of plant and office consolidations at the Company's Carolina Cut Sheets operation, Chapman Printing Lexington location and the Garrison Brewer division of Stationers. In addition, the Company anticipated the elimination of additional positions resulting from retirements and normal attrition within the twelve to eighteen months following the implementation of the plan. As of October 31, 2001, 35 employees were notified of their termination and one retired position was eliminated.

The cash and non-cash elements of the Company's restructuring charge, asset impairment charge, and other unusual charges approximated $1.5 million in cash and $4.6 million non-cash. The charges are classified on the statement of operations as components of operating income. Inventory obsolescence and related increases to valuation reserves are classified as a component of cost of sales. The printing segment charges approximated $3.5 million consisting of goodwill write-downs of $779,000, facilities and equipment write-downs of $235,000, severance costs of $51,000, inventory obsolescence and valuation reserves of $978,000 and restructuring and other charges of $1,457,000. The office products and furniture segment charges approximated $2.6 million consisting of goodwill write-downs of $1,611,000, facilities write-downs of $436,000, severance costs of $4,000 and restructuring and other charges of $541,000. Details of the approximated charges are as follows as of October 31, 2003:

		Utilized		
	Original Accrual	Cash	Noncash	Balance at October 31, 2003
Write-down of goodwill, facilities and equipment	$3,060,000	$168,000	$2,892,000	$ —
Employee severance and termination benefits	55,000	55,000	—	—
Inventory obsolescence and valuation reserves	978,000	—	978,000	—
Restructuring and other charges	1,998,000	1,155,000	768,000	75,000
Total	$6,091,000	$1,378,000	$4,638,000	$75,000

In August 2003, the Company relocated its U.S. Tag division from Baltimore, Maryland to Huntington, West Virginia. As a result of the Company's decision to relocate this division the Company incurred lease termination costs of $63,000 which will be paid out on a monthly basis over the term of the lease (at a rate of approximately $3,333 per month for 19 months as of October 31, 2003), $45,000 in severance and termination benefits which were paid during the fourth quarter of 2003 and travel related costs of approximately $15,000 which were incurred during the fourth quarter of 2003. As a result of the U.S. Tag relocation 19 positions were eliminated. The Company anticipates only nominal costs related to the plant relocation to occur in the future. These costs will occur over the remaining lease term and include utility and security costs.

The costs associated with the aforementioned relocation of U.S. Tag were reflected in the consolidated statements of operations statement in the category where the expenses historically have been classified and are part of the printing segment.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of long-term debt was estimated using discounted cash flows and it approximates their carrying value.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2003 and 2002.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2003	**$28,619,000**	**$29,329,000**	**$30,599,000**	**$33,636,000**
2002	29,791,000	30,669,000	30,848,000	31,576,000
Gross Profit				
2003	**$ 7,918,000**	**$ 8,492,000**	**$ 8,217,000**	**$ 9,751,000**
2002	8,303,000	9,034,000	8,441,000	8,855,000
Net income				
2003	**$ 254,000**	**$ 517,000**	**$ 253,000**	**$ 744,000**
2002	258,000	751,000	253,000	946,000
Earnings per share				
Basic				
2003	**$ 0.03**	**$ 0.05**	**$ 0.03**	**$ 0.08**
2002	0.03	0.08	0.03	0.10
Diluted				
2003	**$ 0.03**	**$ 0.05**	**$ 0.03**	**$ 0.08**
2002	0.03	0.08	0.03	0.10
Weighted Average Shares Outstanding				
Basic				
2003	**9,714,000**	**9,714,000**	**9,714,000**	**9,714,000**
2002	9,714,000	9,714,000	9,714,000	9,714,000
Diluted				
2003	**9,730,000**	**9,750,000**	**9,756,000**	**9,810,000**
2002	9,725,000	9,737,000	9,728,000	9,716,000

SHAREHOLDERS' INFORMATION

Corporate Headquarters
Champion Industries, Inc.

Mailing Address
P.O. Box 2968, Huntington, WV 25728

Street Address
2450-90 First Avenue, Huntington, WV 25703
Phone: 304-528-2700
Fax: 304-528-2765

Notice to Shareholders
A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2003, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P.O. Box 2968
Huntington, WV 25728

Annual Meeting
The annual meeting of shareholders will be held at 1:00 P.M. on Monday, March 15, 2004, at the Radisson Hotel Huntington, 1001 3rd Avenue, Huntington, WV

Requests for Information
Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

Stock Transfer Agent and Registrar
National City Bank, Cleveland, OH
Toll Free: 1-800-622-6757

Shareholder correspondence and written transfer requests should be sent to:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

Common Stock Listing
Common stock of Champion Industries, Inc. is traded on the NASDAQ National Market System (NMS) under the symbol CHMP. NASDAQ Market Makers at October 31, 2003 were:

Advest, Inc.
Ferris Baker Watts, Incorporated

Auditors
Ernst & Young LLP
900 United Center
Charleston, WV 25301

Website
Visit our website at: www.champion-industries.com

PRODUCTION NOTES

Cover:

Paper
120# Consort Royal Silk Blue White Cover

Ink:
4-color process, PMS 8480 Metallic Blue, Spot Dull Varnish, Overall Gloss Aqueous

Pictorial/Narrative/Financial Report:

80# Consort Royal Silk Blue White Cover

Ink:
4-color process, PMS 8480 Metallic Blue, Spot Dull Varnish, Overall Gloss Aqueous

Layout and Design
Bulldog Creative Services, Huntington, W.Va.

Champion Industries, Inc.
P.O. Box 2968
Huntington, WV 25728-2968
304-528-2700
www.champion-industries.com